For immediate release

Westaim announces 2004 first quarter results

NUCRYST Pharmaceuticals earns US$5 million milestone payment

CALGARY, ALBERTA — May 5, 2004 — The Westaim Corporation announced today that for the first quarter ended March 31, 2004, it recorded a net income of $1.0 million or one cent per share, on revenues of $10.4 million. In the same quarter last year, the company recorded a net loss of $1.2 million, or two cents per share, on revenues of $7.6 million.

In the first quarter of 2004, results included income from discontinued operations of $4.2 million compared to income from discontinued operations of $2.4 million in the same period of 2003. The net income from discontinued operations in the first quarter of 2004 includes a $5.4 million gain on the sale of the Company’s Ambeon operating division. Ambeon was sold on January 29, 2004 for net proceeds of $33.4 million.

At March 31, 2004, Westaim had $87.5 million in cash and short-term investments, and no debt.

In the first quarter, NUCRYST Pharmaceuticals earned a US$5.0 million milestone from its wound care partner Smith & Nephew plc. NUCRYST and Smith & Nephew have an agreement for the global sales and distribution of Acticoat™ dressings for serious wounds, including burns and chronic wounds. The agreement includes up to US$56 million in milestone payments that can be earned upon the achievement of certain predetermined sales and regulatory milestones. To date, NUCRYST has earned US$9.0 million in milestone payments under the agreement.

“Westaim has made considerable progress during the first quarter of 2004,” said Barry M. Heck, President and CEO of Westaim. “iFire has made tremendous progress in the development of the 34-inch display in conjunction with its partners, Sanyo and Dai Nippon Printing. NUCRYST continues to see revenue growth from its SILCRYST™ division and is currently conducting Phase II human clinical efficacy trials of a new dermatology cream with its proprietary Rx nanocrystals for the treatment of atopic dermatitis.”

Today, the Westaim Corporation is holding its Annual Meeting of Shareholders in Toronto, Canada at 10:00 a.m. (EDT). The meeting and accompanying investor briefing, which will provide an update on the company’s businesses, will be webcast live and is available through the company website www.westaim.com. An archive of the webcast will be posted following the meeting.

The Westaim Corporation’s technology investments include: NUCRYST Pharmaceuticals, which researches, develops and commercializes wound care and pharmaceutical products based on its nanocrystalline silver technology; and iFire Technology, which has developed a revolutionary low-cost flat panel display. Westaim’s common shares are listed on Nasdaq under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars)

	Quarter Ended	Quarter Ended
Statement of Operations	March 31, 2004	March 31, 2003
Revenue	$10,429	$7,638
Loss from continuing operations	(3,178)	(3,648)
Net income (loss)	1,008	(1,211)
(Loss) income per common share — basic & diluted
Continuing operations	(0.04)	(0.05)
Net income (loss)	0.01	(0.02)
Weighted average number of outstanding common shares (thousands)	78,094	78,033

	Quarter Ended	Quarter Ended
(thousands)	March 31, 2004	March 31, 2003
Revenue
Nucryst Pharmaceuticals	$10,273	$7,073
iFire Technology	—	565
Other	156	—

Continuing operations	$10,429	$7,638

Divisional Earnings (Loss)
Nucryst Pharmaceuticals	$4,324	$3,322
iFire Technology	(6,483)	(3,960)
Other	(198)	(228)

Continuing operations	$(2,357)	$(866)

Balance Sheet	March 31, 2004	December 31, 2003
Cash and short-term investments	$87,481	$68,137
Current assets	103,174	107,767
Other assets	38,521	37,139
Current liabilities	10,048	13,524
Shareholders’ equity	124,938	123,818